FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                   Pursuant to Rule 13a - 16 or 15d - 16 under
                       the Securities Exchange Act of 1934



                           For the month of July, 2005


                        Commission File Number 000-22286


                       Taro Pharmaceutical Industries Ltd.


                 (Translation of registrant's name into English)



                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F __X__      Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____



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           Taro Reports Record Sales for Second Quarter and First Half

    HAWTHORNE, N.Y.--(BUSINESS WIRE)--July 28, 2005--Taro
Pharmaceutical Industries Ltd. (Nasdaq:TARO) today reported results for the Company's second quarter and six months ended June 30, 2005.

    Second Quarter 2005 Results

    Taro reported record second-quarter sales of $78.6 million, compared with $49.1 million in the second quarter of 2004. Gross profit for the quarter was $43.5 million, compared with $23.5 million for the second quarter of 2004. The results for the second quarter of 2005 did not include certain sales and gross profit from proprietary consumer products divested in the first quarter of 2005.
    Selling, general and administrative ("SG&A") expenses for the quarter were $23.3 million, compared with $30.6 million in the year-ago quarter. The reduction in SG&A expenses for the second quarter of 2005 reflects the impact of cost reduction initiatives and a decrease in selling costs following the March 2005 divestiture of the Company's proprietary over-the-counter products in the U.S. R&D expenses in the second quarter of 2005 were $11.8 million, compared with $10.5 million for the year-ago quarter.
    The Company reported net income for the quarter of $6.5 million, or $0.22 per diluted share, compared with a net loss of $8.9 million, or a net loss of $0.31 per share, for the year-ago quarter.
    "In addition to reporting record sales for the second quarter and first half of 2005, the Company continued to show sequential improvement in operating income and net income despite intensifying competition in the U.S. market for generic pharmaceutical products," said Barrie Levitt, M.D., Chairman of the Company. "Net income increased 29% compared with the first quarter of 2005 even after Taro increased its investment in research by $2.1 million. In addition, SG&A expenses, on both an absolute basis and as a percentage of sales, are lower. Inventories decreased as we continued to be vigilant in our expense control and cash management programs."

    First Half 2005 Results

    Taro reported record first-half sales for 2005 of $157.1 million, compared with $133.2 million for the same period in 2004. The Company's gross profit in the six-month period was $86.9 million, compared with $79.9 million for the same period in 2004.
    Selling, general and administrative expenses for the period were $49.7 million, compared with $64.7 million for the first half of last year. R&D expenses were $21.6 million, compared with $22.2 million for the year-ago period.
    Net income for the first half of 2005 was $11.5 million, or $0.39 per diluted share, compared with $2.3 million, or $0.08 per diluted share, for the year-ago period.

    Financial Position

    At June 30, 2005, Taro's total assets were $702.5 million, an increase of $5.7 million compared with $696.8 million at December 31, 2004.
    Total liabilities were $324.1 million at June 30, 2005, a decrease of $3.9 million compared with $328.0 million at the end of 2004.
    Shareholders' equity at June 30, 2005 was $377.7 million, an increase of $9.6 million compared with $368.1 million at the end of 2004.

    Proprietary Research

    Taro is conducting preliminary clinical research in preparation for a Phase III clinical study in Canada of T2000 for the treatment of essential tremor. The Company is also conducting research on T2000 and other proprietary non-sedating barbiturate compounds for a variety of neurological indications.
    There can be no assurance of the successful completion of Phase III testing, or of the approval by any regulatory authority of any of these drugs for any indication, or their commercial success if and when approved.

    U.S. FDA Approvals and Filings

    During the second quarter, Taro reported that it had received FDA approval of its ANDA for ciclopirox olamine cream USP, 0.77%, a topical antifungal product used for treating fungal infections of the skin. This prescription pharmaceutical product is bioequivalent to Medicis Pharmaceutical Corp.'s Loprox(R) Topical Cream.
    In the second quarter, the Company also received approval of its ANDA for fluticasone propionate ointment 0.005%, a topical corticosteroid product used for treating inflammatory skin disorders. This prescription pharmaceutical product is bioequivalent to GlaxoSmithKline's Cutivate(R) Ointment.
    Currently, Taro has 28 filings at the FDA. These consist of 27 ANDAs, including two tentative approvals, plus a New Drug Application related to the Company's proprietary NonSpil(R) liquid drug delivery system. In addition, the Company has regulatory filings in Israel, Canada and other countries. According to industry sources, the ANDAs address U.S. markets with annual sales in excess of $1 billion.

    Conference Call

    The Company will conduct a conference call to discuss second quarter and six month results on Thursday, July 28, 2005 at 11 a.m. Eastern Time (8 a.m. Pacific Time). The call will be available live via the Internet by accessing www.taro.com. An online replay will be available through August 4, 2005 on www.taro.com. A telephone replay will also be available through August 5, 2005 by dialing 1-888-286-8010 (domestic U.S.) or +617-801-6888 (international) and providing the passcode 82524360 when prompted.
    Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.
    For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

    Certain statements in this release may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company "anticipates," "expects," "plans," "intends," "designs," "believes," "hopes," or "wants" to happen or exist; statements about which the Company is "optimistic" or has "confidence," or, similar language. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general economic conditions, industry and market conditions, slower than anticipated penetration of new markets, changes in the Company's financial position, regulatory actions and legislative actions in the countries in which Taro operates, future demand and market size for products under development, marketplace acceptance of new or existing products, either generic or proprietary, sold directly by Taro or through other companies, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.


                  TARO PHARMACEUTICAL INDUSTRIES LTD.
                  SUMMARY CONSOLIDATED BALANCE SHEETS
                       (US dollars in thousands)

                                      June 30, March 31, December 31,
                                        2005     2005        2004
                                        ----     ----        ----
Assets

Current Assets:
Cash and Cash Equivalents              $78,665  $78,010     $98,630
Restricted Short-Term Bank Deposits      6,750    6,796       6,598
Accounts Receivable - Trade            138,965  129,955     124,674
Accounts Receivable - Other and
 Prepaid Expenses                       19,203   16,434      16,621
Inventories                             79,003   80,618      86,591
------------------------------------- -------- --------    --------
Total Current Assets                   322,586  311,813     333,114

Long Term Investments                   18,512   21,300      19,984
Property, Plant and Equipment, net     260,383  257,935     241,966
Deferred Taxes and Other Assets        101,060  102,160     101,783
------------------------------------- -------- --------    --------

TOTAL ASSETS                          $702,541 $693,208    $696,847
===================================== ======== ========    ========

Liabilities and Shareholders' Equity

Current Liabilities:
Short-Term Bank Credits                $67,282  $58,966     $64,961
Current Maturities of Long-Term
 Liabilities                            19,325   15,517      16,944
Accounts Payable and Accrued Expenses   50,036   51,592      49,624
------------------------------------- -------- --------    --------

Total Current Liabilities              136,643  126,075     131,529

Long -Term Liabilities                 179,495  183,723     187,346
Deferred Taxes and Other Liabilities     8,003    8,644       9,158
------------------------------------- -------- --------    --------

Total Liabilities                      324,141  318,442     328,033

Minority Interest                          664      654         694
Shareholders' Equity                   377,736  374,112     368,120
------------------------------------- -------- --------    --------

TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY                               $702,541 $693,208    $696,847
===================================== ======== ========    ========


                  TARO PHARMACEUTICAL INDUSTRIES LTD.
               SUMMARY CONSOLIDATED STATEMENTS OF INCOME
           (US dollars in thousands, except per share data)

                               Quarter Ended        Six Months Ended
                                  June 30,              June 30,
                              2005       2004       2005       2004
                              ----       ----       ----       ----

SALES                        $78,571    $49,103   $157,112   $133,180
Cost of Sales                 35,069     25,613     70,165     53,327
                          ---------- ---------- ---------- ----------

Gross Profit                  43,502     23,490     86,947     79,853
Operating Expenses:
  Selling, General and
   Administrative             23,322     30,575     49,739     64,723
  Research and Development    11,848     10,510     21,599     22,229
                          ---------- ---------- ---------- ----------

Operating Income (Loss)        8,332    (17,595)    15,609     (7,099)
Financial and Other
 Expenses Net                  1,595      2,183      3,630      3,987
                          ---------- ---------- ---------- ----------

                               6,737    (19,778)    11,979    (11,086)
Taxes on Income                  233    (10,352)       488    (12,610)
                          ---------- ---------- ---------- ----------

                               6,504     (9,426)    11,491      1,524
Minority Share in Profits
 (Loss) of Subsidiary             11       (566)       (30)      (736)
                          ---------- ---------- ---------- ----------

NET INCOME (LOSS)             $6,493    $(8,860)   $11,521     $2,260
                          ========== ========== ========== ==========


Earnings (Loss) per
 Ordinary Share                $0.22     $(0.31)     $0.39      $0.08
Diluted Earnings per
 Ordinary Share                $0.22                 $0.39      $0.08

Weighted Average Number of
 Shares:
BASIC                     29,235,878 29,023,594 29,213,941 29,006,821
DILUTED                   29,646,402            29,630,724 29,762,244


    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
              OR
             Kevin Connelly, 914-345-9000 ext. 6338


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: July 28, 2005

                                         Taro Pharmaceutical Industries Ltd.


                                         By: /s/ Kevin Connelly
                                             -----------------------------------
                                             Name:  Kevin Connelly
                                             Title: Senior Vice President
                                                    Chief Financial Officer